UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AGM Group Holdings Inc.
(Name of Issuer)

Class A Ordinary Shares Class B Ordinary Shares
(Title of Class of Securities)

Class A Ordinary Shares: G0132V105 Class B Ordinary Shares: N/A
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Class A: G0132V105; Class B: N/A

1	Names of Reporting Persons
Wenjie Tang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Chinese

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,500,000 shares of Class A Ordinary Shares (1)(2) 1,500,000 shares of Class B Ordinary Shares (1)(2)
	6	Shared Voting Power
5,000,000 shares of Class A Ordinary Shares (3)
	7	Sole Dispositive Power
1,500,000 shares of Class A Ordinary Shares (2) 1,500,000 shares of Class B Ordinary Shares (2)
	8	Shared Dispositive Power
5,000,000 shares of Class A Ordinary Shares (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,500,000 shares of Class A Ordinary Shares 1,500,000 shares of Class B Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
30.49% of Class A Ordinary Shares 12.61% of Class B Ordinary Shares
12	Type of Reporting Person (See Instructions)
IN

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to five votes per share.
(2)	Wenjie Tang individually holds 1,500,000 shares of Class A Ordinary Shares and 1,500,000 shares of Class B Ordinary Shares, representing 7.04% and 12.61% of the total outstanding Class A Ordinary Shares and Class B Ordinary Shares, respectively.
(3)	Wenjie Tang has the voting and dispositive power of the 5,000,000 shares of Class A Ordinary Shares beneficially owned by Firebull Holdings Limited, a company formed under the laws of Hong Kong SAR.

SCHEDULE 13G

CUSIP No.	Class A: G0132V105; Class B: N/A

1	Names of Reporting Persons
Firebull Holdings Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 shares
	6	Shared Voting Power
5,000,000 shares of Class A Ordinary Shares (1) 5,000,000 shares of Class B Ordinary Shares (1)
	7	Sole Dispositive Power
0 shares
	8	Shared Dispositive Power
5,000,000 shares of Class A Ordinary Shares (1) 5,000,000 shares of Class B Ordinary Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000 shares of Class A Ordinary Shares 5,000,000 shares of Class B Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
23.46% of Class A Ordinary Shares 42.02% of Class B Ordinary Shares
12	Type of Reporting Person (See Instructions)
CO

(1)	Wenjie Tang indirectly holds the 5,000,000 shares of Class A Ordinary Shares and the 5,000,000 shares of Class B Ordinary Shares beneficially owned by Firebull Holdings Limited, a company formed under the laws of Hong Kong SAR. Wenjie Tang has the voting and dispositive power of the 5,000,000 shares of Class A Ordinary Shares beneficially owned by Firebull Holdings Limited. Zhentao Jiang has the voting and dispositive power of the 5,000,000 shares of Class B Ordinary Shares beneficially owned by Firebull Holdings Limited.

Item 1.

(a)	Name of Issuer: AGM Group Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices: Jinghua South Road, Wangzuo Plaza East Tower, Room 2112, Beijing, People’s Republic of China 100020

Item 2.

(a)	Name of Person Filing: Wenjie Tang Firebull Holdings Limited

(b)	Address of Principal Business Office or, if None, Residence: c/o AGM Group Holdings Inc., Jinghua South Road, Wangzuo Plaza East Tower, Room 2112, Beijing, People’s Republic of China 100020

(c)	Citizenship: Wenjie Tang: Chinese Firebull Holdings Limited: Hong Kong

(d)	Title and Class of Securities: Class A Ordinary Shares, par value $0.001 per share Class B Ordinary Shares, par value $0.001 per share

(e)	CUSIP No.: Class A Ordinary Shares: G0132V105 Class B Ordinary Shares: N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership

The percentages of ownership set forth below are based on 21,316,055 shares of Class A Ordinary Shares and 11,900,000 shares of Class B Ordinary Shares of AGM Group Holdings Inc. outstanding at May 7, 2018.

	Name	Class A (1)	Class B (1)
(a) Amount Beneficially Owned	Wenije Tang (2)	6,500,000	1,500,000
	Firebull Holdings Limited (3)	5,000,000	5,000,000
(b) Percentage of class	Wenije Tang	30.49%	12.61%
	Firebull Holdings Limited	23.46%	42.02%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
	Wenjie Tang	1,500,000	1,500,000
	Firebull Holdings Limited	0	0
(ii) Shared power to vote or to direct the vote:
	Wenjie Tang	5,000,000	0
	Firebull Holdings Limited	5,000,000	5,000,000
(iii) Sole power to dispose or to direct the disposition of:
	Wenjie Tang	1,500,000	1,500,000
	Firebull Holdings Limited	0	0
(iv) Shared power to dispose or to direct the disposition of:
	Wenjie Tang	5,000,000	0
	Firebull Holdings Limited	5,000,000	5,000,000

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to five votes per share.
(2)	Comprises (i) 1,500,000 Class A Ordinary Shares held directly by Mr. Tang, (ii) 1,500,000 Class B Ordinary Shares held directly by Mr. Tang, and (iii) 5,000,000 Class A Ordinary Shares beneficially held by Firebull Holdings Limited of which Mr. Tang has voting and dispositive power.
(3)	Includes (i) 5,000,000 Class A Ordinary Shares of which Wenjie Tang has the voting and dispositive power, and (ii) 5,000,000 Class B Ordinary Shares of which Zhentao Jiang has voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2018

WENJIE TANG /s/ Wenjie Tang
Wenjie Tang

FIREBULL HOLDINGS LIMITED

/s/ Wenjie Tang
Wenjie Tang Director